SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

May 08, 2012

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: May 08, 2012

By: /s/ Susan Henderson
-----------------
Susan Henderson
Company Secretary

08 May 2012

Smith & Nephew Plc
(the "Company")

Notification of Transactions of Directors / Persons Discharging Managerial Responsibility and Connected Persons

Smith & Nephew plc (the "Company") announces that it has received notification that the following person discharging managerial responsibilities ("PDMR") exercised an Option over Ordinary Shares of US$0.20 as follows:

Name of PDMR:	Guy Kelvin Johnson
Plan	Smith & Nephew International Sharesave Plan (2002)
Number of Options over Ordinary Shares exercised	1,109
Option price per Ordinary Share	348p
No. of Ordinary Shares disposed:	0
Total Number of Shares held following Notification	15,689 Ordinary Shares

Notes:

i) The transaction took place in London, UK.
ii) The total percentage holding following notification is less than 0.1%.
iii) This announcement is made in accordance with the requirements of DTR 3.1.4 R (1)(a)

Gemma Parsons
Deputy Company Secretary
Smith & Nephew plc
Tel: 020 7401 7646